TODD PACIFIC SHIPYARDS CORPORATION AWARDED $29 MILLION OVERHAUL ON WASHINGTON STATE FERRY MV YAKIMA



VIA FACSIMILE                                         CONTACT: ED ZAJONC
TOTAL PAGES - 2                                     (206) 623-1635 Ext. 104


September 22, 1999 . Seattle, Washington . Todd Pacific Shipyards Corporation announced today that it had been awarded a $29 million contract for the overhaul of the Washington State ferry MV Yakima.
The contracting authority is the Washington State Ferry System.
The overhaul includes replacing much of the lower vehicle deck; replacement of the galley; installation of new furniture and fixtures throughout the vessel; removal and reinstallation of propulsion motors, main diesel engines and propulsion generators. Additional work on pipe and electrical systems throughout the ferry will also be undertaken.

Todd will begin the planning effort for the overhaul immediately with the vessel arriving in the shipyard on October 22, 1999. It is anticipated that the overhaul will last 15 months and employ an average of 150 workers.